FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated February 28, 2007.

Exhibit 1

DRYSHIPS INC. REPORTS FOURTH QUARTER AND YEAR-END 2006 RESULTS

February 28, 2007, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the fourth quarter and the twelve months ended December 31, 2006.

Financial Highlights

•

For the fourth quarter of 2006 the Company reported EBITDA of $64.1 million, which is the highest EBITDA reported in a single quarter since the Company’s inception.

•

The Company reported Net Income of $35.9 million or $1.02 per share, for the fourth quarter of 2006.  Included in the fourth quarter results is a gain on the sale of one vessel of $8.6 million or $0.24 per share. Excluding this gain Net Income would amount to $27.3 million or $0.77 per share.

•

For the year ended December 31, 2006 the Company reported EBITDA of $158.4 million. 1

•

For the year ended December 31, 2006, the Company reported Net Income of $56.7 million or $1.75 per share.  Included in the year end 2006 results is a gain on the sale of one vessel of $8.6 million or $0.27 per share and a one-time loss on Forward Freight Agreement (“FFA”) contracts of $ 22.5 million or $0.69 per share. Excluding the above items Net Income would amount to $70.6 million or $2.18 per share.

•

In January 2007 the Company declared and paid its seventh consecutive quarterly cash dividend of $ 0.20 per common share.

George Economou, the Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“We are delighted to report another successful year since our Company’s listing in February 2005. DryShips has kept its promise and has executed on its stated strategy of growing and renewing its fleet. Since the beginning of 2006, we entered agreements to buy a total of 12 vessels with an average age of 9.2 years. At the same time we entered agreements to sell a total of 7 vessels with an average age of 19.1 years. We enter 2007 with a bigger and significantly younger fleet and about 64% of the total vessel operating days unfixed which places DryShips in a unique position to capitalize on the strong dry bulk industry fundamentals.”

Fourth Quarter 2006 Results

For the fourth quarter ended December 31, 2006, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $74.0 million as compared to $58.8 million for the fourth quarter ended December 31, 2005. Operating Income was $46.3 million for the quarter ended December 31, 2006, as compared to $29.9 million for the quarter ended December 31, 2005. Net Income for the fourth quarter of 2006 was $35.9 million or $1.02 Earnings Per Share (EPS) calculated on 35.33 million weighted average basic and diluted shares outstanding as compared to $23.0 million or $0.76 Earnings Per Share (EPS) calculated on 30.35 million weighted average basic and diluted shares outstanding for the quarter ended December 31, 2005. EBITDA for the fourth quarter of 2006 was $64.1 million as compared to $44.0 million in the quarter ended December 31, 2005.2

An average of 33.86 vessels were owned and operated during the fourth quarter of 2006, earning an average Time Charter Equivalent, or TCE, rate of $ 24,466 per day as compared to an average of 27.00 vessels owned and operated during the fourth quarter of 2005 earning an average TCE rate of $23,981 per day.

Year ended December 31, 2006 Results

For the year ended December 31, 2006, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $232.5 million as compared to $219.3 million for the year ended December 31, 2005.  Operating Income, net of FFA losses of $22.5 million was $96.5 million for the year ended December 31, 2006 as compared to $130.8 million for the year ended December 31, 2005. Net Income for the year ended December 31, 2006 was $56.7 million or $1.75 Earnings Per Share (EPS) calculated on 32.35 million weighted average basic and diluted shares outstanding as compared to $111.0 million or $3.83 Earnings Per Share (EPS) calculated on 28.96 million weighted average basic and diluted shares outstanding for the year ended December 31, 2005. EBITDA for the year ended December 31, 2006 was $158.4 million as compared to $173.3 million for the year ended December 31, 2005. 1

An average of 29.76 vessels were owned and operated during the year ended December 31, 2006, earning an average Time Charter Equivalent, or TCE, rate of $21,918 per day as compared to an average of 21.60 vessels owned and operated during the year ended December 31, 2005 earning an average TCE rate of $28,446 per day.

Drydock related expenses

During the fourth quarter of 2006, two vessels were drydocked for a total direct cost of $2.3 million. Such costs are capitalized and amortized until the vessels’ next drydock.

Capitalization

On December 31, 2006, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 60.3% and net debt (total debt less cash and cash equivalents) to total capitalization was 59.2%.

As of December 31, 2006, the Company had a total liquidity of approximately $29.2 million.

Financing activities

In November 2006, the Company amended its existing term loan facility to include the financing of six vessels delivered in the third and fourth quarter of 2006.

In December 2006, the Company concluded a short-term bridge loan of $25.0 million with a related party. Following the disposal of the MV Panormos on January 10, 2007, the facility was fully repaid.

In February 2007 the Company entered into a bridge facility of $ 43.4 million for the acquisition of the MV Samsara with HSH Nordbank which is repayable in one installment by May 30, 2007.

The Company expects to enter into further financing agreements with its existing lenders to refinance this facility and arrange permanent financing for all the recent acquisitions.

Fleet Developments

Vessels Acquired and Delivered

On December 18, 2006, the Company took delivery of the MV Redondo, a 2000 built second-hand 74,716 dwt Panamax drybulk carrier, which it has agreed to acquire in September 2006 for a purchase price $40.8 million

On February 14, 2007, the Company took delivery of the MV Samsara, a 1996 built 151,393 dwt Capesize drybulk carrier, which it had agreed to acquire in December 2006 for a purchase price of $62.0 million.

Vessels Sold and Delivered

On December 20, 2006, the MV Flecha, a 1982 built 65,081 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $11.7 million. The Company realized a gain of $8.6 million recognized in the fourth quarter of 2006.

On January 8, 2007, the MV Panormos, a 1995 built 71,747 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $35 million. The Company realized a gain of $15.3 million, which will be recognized in the first quarter of 2007.

On January 22, 2007, the MV Striggla, a 1982 built 64,747 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $12.1 million. The Company realized a gain of $9.2 million, which will be recognized in the first quarter of 2007.

On January 23, 2007, the MV Daytona, a 1989 built 69,703 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $25.3 million. The Company realized a gain of $6.1 million, which will be recognized in the first quarter of 2007.

Vessel Acquisitions – To be delivered

On November 23, 2006, the Company agreed to acquire the MV Ecola, a 2001 built second-hand 73,931 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $39.7 million.

On December 15, 2006, the Company agreed to acquire the MV Primera, a 1998 built second-hand 72,495 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2007, for a purchase price of $38.0 million.

On January 10, 2007, the Company agreed to acquire the MV Brisbane, a 1995 built second-hand 151,066 dwt Capesize drybulk carrier, delivery of which is expected during the second quarter of 2007, for a purchase price of $60.0 million.

Vessel Disposals – To be delivered

On November 20, 2006, the Company entered into an agreement to sell the MV Shibumi, a 1984 built second-hand 166,000 dwt Capesize drybulk carrier for a consideration of $24.6 million. The Company expects to realize a gain of approximately $17.8 million which will be recognized in the second quarter of 2007.

On January 16, 2007, the Company entered into an agreement to sell the MV Delray, a 1994 built second-hand 70,029 dwt Panamax drybulk carrier for consideration of $36.7 million. The Company expects to realize a gain of approximately $7.7 million which will be recognized in the second quarter of 2007.

On February 9, 2007, the Company entered into an agreement to sell the MV Estepona, a 1994 built second-hand 70,003 dwt Panamax drybulk carrier consideration of $36.7 million. The Company expects to realize a gain of approximately $ 6.5 million which will be recognized in the first or second quarter of 2007.

Gains on Vessel Disposals

For the remainder of 2007, DryShips is expected to recognize an aggregate gain on vessel disposals of $62.6 million or $1.76 per share, in accordance with the schedule above.

Newbuildngs

In connection with the previously announced contracts for two Panamax newbuilding vessels in China, scheduled for delivery in the last quarter of 2009 and the first quarter of 2010, DryShips has advanced a total of 20% of the contract price or $13.3 million in cash. No further installments are due in 2007.

When all above mentioned acquisitions and disposals are concluded, DryShips Inc.’s fleet will include 34 drybulk carriers comprising 5 Capesize, 24 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.8 million, and an average age of 9.5 years.

Fleet Employment Developments

The Company has entered the MV Netadola, a 1993 built 149,475 dwt Capesize vessel, into a time charter for a period of approximately between 7 to 9 months that commenced in February 2007 at a daily rate of $ 52,500.

The Company has entered the MV Delray, a 1994 built 70,020 dwt Panamax vessel, into a time charter for a period of approximately 60 days that commenced in February 2007 at a daily rate of $27,000.

The Company has entered the MV Ligari, a 2004 built 75,583 Panamax vessel, into a time charter for a period of approximately between 7 to 9 months that commenced in February 2007 at a daily rate of $ 31,550.

The Company has entered the MV Samsara, a 1996 151,393 dwt Capesize vessel, into a time charter for a period of approximately between 7 to 9 months that commenced in February 2007 at a daily rate of $ 55,500.

The Company has entered the MV Mendocino, a 2002 built 76,623 dwt vessel, into a time charter for a period of about 40 days that commenced in January 2007 at a daily rate of $31,000.

The Company has entered the MV La Jolla, a 1997 built 72,126 Panamax vessel, into a time charter for a period between 60 and 100 days that commenced in January 2007 at a daily rate of $ 33,500.

The Company has entered the MV Catalina, a 2005 built 74,432 Panamax vessel, into a time charter for a period between 3 to 5 months that commenced in December 2006 at a daily rate of $32,950.

The Company has entered the MV Solana, a 1995 built 75,100 dwt Panamax vessel, into a time charter for a period of approximately between 4 to 6 months that commenced in December 2006 at a daily rate of $30,100.

The Company has entered the MV Paragon, a 1995 built 71,259 dwt Panamax vessel, into a time charter for a period between 3 to 5 months that commenced in November 2006 at a daily rate of $29,500.

The above concluded time charters are expected to contribute approximately between $40.9 million and $55.8 million in time charter revenue during 2007. The lower figure corresponds to the minimum charter duration and the higher figure to the maximum charter duration.

Capital expenditures

The Company expects to incur the following capital expenditures associated with vessel drydockings:

	First quarter 2007	Second quarter 2007	Third quarter 2007	Fourth quarter 2007
Number of vessels	1	1	1	1
Expected cost in USD millions	0.4	0.5	0.4	0.3
Off-hire days	20	16	16	15

Such costs are capitalized and amortized until the vessels’ next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in Vessel operating expenses for the respective quarter.

Dividend Payment

In January 2007, DryShips declared and paid its seventh consecutive quarterly cash dividend of $0.20 per common share. Since the Company’s listing on the NASDAQ Global Market in February 2005, DryShips has paid total dividends of $1.40 per common share. For fiscal year 2006, DryShips has declared and paid dividends of $0.80 in total per common share.

As of February 28, 2007, the Company has a total of 35,490,097 shares of common stock outstanding.

Fleet Data

Fourth Quarter 2006

Total TCE revenue increased during the fourth quarter of 2006 compared to the fourth quarter of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 27.00 vessels in the fourth quarter of 2005 to 33.86 vessels in the fourth quarter of 2006. In addition, the daily average TCE rate in the fourth quarter of 2006 increased to $24,466 from $23,981 in the fourth quarter of 2005.

Vessel operating expenses increased to $14.4 million for the fourth quarter of 2006 compared to $11.9 million for the fourth quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 27.00 vessels for the fourth quarter of 2005 to 33.86 vessels for the fourth quarter of 2006, offset by a decrease in daily vessel operating expenses from $4,804 per day for the fourth quarter of 2005 to $4,622 per day for the fourth quarter of 2006.

Depreciation and amortization increased to $17.9 million in the fourth quarter of 2006 compared to $14.2 million in the fourth quarter of 2005. This was a direct result of the increase in the Company’s fleet from an average of 27.00 vessels in the fourth quarter of 2005 to an average of 33.86 vessels in the fourth quarter of 2006.

Management fees increased to $1.9 million in the fourth quarter of 2006 compared to $1.4 million in the fourth quarter of 2005 as a direct result of the increase in the number of fleet calendar days from 2,487 in the fourth quarter of 2005 to 3,116 in the fourth quarter of 2006 due to the growth of the fleet.

General and administrative expenses increased to $2.1 million in the fourth quarter of 2006 from $1.3 million in the fourth quarter of 2005,, mainly due to the growth of the fleet.

Year ended December 31, 2006

Total TCE revenue decreased during the year ended December 31, 2006 compared to the year ended December 31, 2005, primarily as a result of a decrease in the average daily TCE rate from $28,446 in the year ended December 31, 2005 to $21,918 in the year ended December 31, 2006 offset by an increase in the average number of vessels operated, from an average of 21.60 vessels in the year ended December 31, 2005 to 29.76 vessels in the year ended December 31, 2006.

Vessel operating expenses increased to $47.9 million for the year ended December 31, 2006 compared to $36.7 million for the year ended December 31, 2005. The increase is attributable to the increase in the number of vessels operated from an average of 21.60 vessels for the year ended December 31, 2005 to 29.76 vessels for the year ended December 31, 2006, offset by lower daily vessel operating expenses decreasing from $4,668 per day to $4,410 day, respectively.

Depreciation and amortization increased to $61.6 million in the year ended December 31, 2006 compared to $42.6 million in the year ended December 31, 2005. This was a direct result of the increase in the Company’s fleet from an average of 21.60 vessels in the year ended December 31, 2005 to an average of 29.76 vessels in the year ended December 31, 2006.

Management fees increased to $6.6 million in the year ended December 31, 2006 compared to $5.0 million in the year ended December 31, 2005 as a direct result of the increase in the number of fleet calendar days from 7,866 in the year ended December 31, 2005 to 10,859 in the year ended December 31, 2006 due to the growth of the fleet.

General and administrative expenses increased to $5.9 million in the year ended December 31, 2006 from $4.2 million in the year ended December 31, 2005, mainly due to the growth of the fleet.

Fourth Quarter 2006

(Dollars in thousands, except
Average Daily Results - unaudited)	3 Months Ended	3 Months Ended
	December 31, 2006	December 31, 2005
Average number of vessels (1)	33.86	27.00
Total voyage days for fleet (2)	3,024	2,451
Total calendar days for fleet (3)	3,116	2,487
Fleet Utilization (4)	97.0%	98.6%
Time charter equivalent (5)	24,466	23,981
Capesize	33,370	35,461
Panamax	23,844	22,691
Handymax	18,975	16,032
Vessel operating expenses (daily) (6)	4,622	4,804
Management fees (daily)	624	567
General and administrative expenses (daily) (7)	679	509
Total vessel operating expenses (daily) (8)	5,925	5,880

Year ended December 31, 2006

(Dollars in thousands, except
Average Daily Results - unaudited)	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Average number of vessels (1)	29.76	21.60
Total voyage days for fleet (2)	10,606	7,710
Total calendar days for fleet (3)	10,859	7,866
Fleet Utilization (4)	97.7%	98.0%
Time charter equivalent (5)	21,918	28,446
Capesize	31,594	46,251
Panamax	20,984	25,827
Handymax	15,927	20,868
Vessel operating expenses (daily) (6)	4,410	4,668
Management fees (daily)	609	631
General and administrative expenses (daily) (7)	546	532
Total vessel operating expenses (daily) (8)	5,565	5,831

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were owned by us for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were owned by us for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Rates:

The following table reflects the calculation of our TCE rates for the periods then ended:

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
(Dollars in thousands)	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Voyage revenues	79,107	61,680	248,431	228,913
Voyage expenses	(5,122)	(2,905)	(15,965)	(9,592)

Time Charter equivalent revenues	73,985	58,775	232,466	219,321

Total voyage days for fleet	3,024	2,451	10,606	7,710

Time charter equivalent (TCE) rate	24,466	23,981	21,918	28,446

DryShips Inc. Fleet

As at December 31, 2006, the Company’s fleet consisted of 34 vessels.

During the three month period ended December 31, 2006, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.00	26.86	3.00	33.86
Number of vessels at end of period	4.00	27.00	3.00	34.00
Dwt at end of period	657,256	1,956,670	150,069	2,763,995
DWT as percentage of total fleet	23.78%	70.79%	5.43%	100.00%

During the year ended December 31, 2006, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.00	23.06	2.70	29.76
Number of vessels at end of period	4.00	27.00	3.00	34.00
Dwt at end of period	657,256	1,956,670	150,069	2,763,995
DWT as percentage of total fleet	23.78%	70.79%	5.43%	100.00%

Financial Statements

The following are DryShips Inc.’s Condensed Income Statements for the three month period ended December 31, 2005 and 2006 and year ended December 31, 2005 and 2006:

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
(Dollars in thousands, except for share and per share data)	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	Unaudited	Unaudited	Unaudited	Audited
		Restated (1)
INCOME STATEMENT DATA

Voyage revenues	$79,107	$61,680	$248,431	$228,913
Loss on Forward Freight Agreements	-	-	22,473	-
Voyage expenses	5,122	2,905	15,965	9,592

Vessels operating expenses	14,399	11,950	47,889	36,722
Depreciation and amortization	17,856	14,207	61,605	42,610
Gain on sale of vessel	(8,583)	-	(8,583)	-
Management fees	1,943	1,411	6,609	4,962
General and administrative	2,117	1,263	5,931	4,186

Operating Income	46,253	29,944	96,542	130,841

Interest and finance costs, net	(10,346)	(6,784)	(40,025)	(19,649)
Other, net	5	(195)	214	(175)

Net Income	$35,912	$22,965	$56,731	$111,017

Basic and fully diluted earnings per share	$1.02	$0.76	$1.75	$3.83
Weighted average basic and diluted shares outstanding	35,330,283	30,350,000	32,348,194	28,957,397

(1) The nature of the restatement of the income statement data for the three months ended December 31, 2005 consisted mainly of corrections relating to accrued liabilities, the valuation of an interest rate swap, the capitalization of loan fees, and the amortization of deferred revenue for vessels acquired with an attached time charter agreement and expensing of costs previously capitalized

The following are DryShips Inc.’s Balance Sheets as at December 31, 2006 and 2005:

(Dollars in thousands)	As at December 31, 2006	As at December 31, 2005
BALANCE SHEET DATA	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,537	5,184
Restricted cash	6,614	3,040
Accounts receivables - trade, net	3,187	5,514
Insurance claims	671	107
Due from related parties	3,353	-
Inventories	2,571	1,326
Prepayments and advances	5,568	3,336
Prepaid charter revenue	1,335	-
Financial instruments	985	270
Total current assets	26,821	18,777
FIXED ASSETS:
Advances for vessels under construction and acquisitions	27,380	-
Vessels, net	1,084,924	864,733
Total fixed assets, net	1,112,304	864,733

Deferred charges, net	6,200	3,781
Restricted cash	20,000	21,011
Other non current assets	2,848	2,257
Total assets	1,168,173	910,559
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	71,412	107,738
Financial instruments	2,625	-
Accounts payable	11,423	8,479
Due to related parties	25,000	6,460
Accrued liabilities	6,412	6,529
Deferred revenue	12,270	6,309
Other current liabilities	202	230
Total current liabilities	129,344	135,745
Long-term debt, net of current portion	587,330	417,615
Other non-current liabilities	607	698
Commitments and Contingencies	-	-
STOCKHOLDERS' EQUITY:
Capital stock	355	304
Additional paid-in capital	327,446	264,600
Retained earnings	123,091	91,597
Total stockholders' equity	450,892	356,501
Total liabilities and stockholders' equity	1,168,173	910,559

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)	3 Months Ended	3 Months Ended
	December 31, 2006	December 31, 2005

Net cash provided by operating activities	25,560	34,922
Net increase / (decrease) in current assets	3,246	(3,637)
Net (increase) / decrease in current liabilities, excluding current portion of long term debt	(1,949)	4,568
Gain on Sale of Vessel	8,583	-
Amortization of deferred revenue	4,565	578
Amortization of free lubricants	(1)	(167)
Change in fair value of derivatives	12,017	522
Net Interest expense	10,346	6,784
Amortization of deferred financing costs included in interest expense	(496)	(53)
Payments for dry-docking costs	2,243	439
EBITDA	64,114	43,956

(Dollars in thousands)	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

Net cash provided by operating activities	99,004	163,806
Net increase in current assets	5,070	4,560
Net (increase) in current liabilities, excluding current portion of long term debt	2,014	(21,914)
Gain on Sale of Vessel	8,583	0
Amortization of deferred revenue	2,967	5,224
Amortization of free lubricants	119	(928)
Change in fair value of derivatives	(1,910)	270
Net Interest expense	40,025	19,649
Amortization of deferred financing costs included in interest expense	(3,786)	(544)
Payments for dry-docking costs	6,275	3,153
EBITDA	158,361	173,276

Fleet List

The table below describes in detail our fleet development and current employment profile as of February 28, 2007:

	Year			Current		Redelivery
	Built	Deadweight	Type	Employment	Gross Rate	Earliest	Latest
Capesize
Manasota	2004	171,061	Capesize	TC	$55,000	Aug-07	Nov-07
Alameda	2001	170,662	Capesize	TC	$28,000	Feb-07	Apr-07
Shibumi	1984	166,058	Capesize	TC	$40,000	Prompt	Apr-07
Netadola	1993	149,475	Capesize	TC	$52,500	Sep-07	Nov-07
Samsara	1996	151,393	Capesize	TC	$55,500	Sep-07	Nov-07
	5	808,649	11.3 years		-	-	-
Panamax
Ligari	2004	75,583	Panamax	TC	$31,550	Sep-07	Nov-07
Padre	2004	73,601	Panamax	TC	$30,000	Sep-07	Nov-07
Maganari	2001	75,941	Panamax	TC	$29,000	Prompt	May-07
Coronado	2000	75,706	Panamax	TC	$18,500	Apr-07	Jun-07
Ocean Crystal	1999	73,688	Panamax	TC	$34,000	Prompt	Mar-07
Xanadu	1999	72,270	Panamax	TC	$18,500	Apr-07	Jun-07
Lanzarote	1996	73,008	Panamax	TC	$31,500	Prompt	Apr-07
Iguana	1996	70,349	Panamax	TC	$28,000	Sep-07	Nov-07
Formentera	1996	70,015	Panamax	TC	$18,000	May-07	Jul-07
Waikiki	1995	75,473	Panamax	TC	$17,500	Prompt	Apr-07
Delray	1994	70,029	Panamax	TC	$27,000	Prompt	Apr-07
Estepona	1994	70,003	Panamax	TC	$18,500	May-07	Sep-07
Redondo	2000	74,716	Panamax	TC	$31,250	Apr-07	May-07
Catalina	2005	74,432	Panamax	TC	$32,950	Prompt	May-07
Mendocino	2002	76,623	Panamax	TC	$31,000	Prompt	Mar-07
La Jolla	1997	72,126	Panamax	TC	$33,500	Prompt	May-07
Solana	1995	75,100	Panamax	TC	$30,100	Apr-07	May-07
Paragon	1995	71,259	Panamax	TC	$29,500	Prompt	May-07
Sonoma	2001	74,786	Panamax	Baumarine	$30,166
Toro	1995	73,034	Panamax	Baumarine	$29,077
Lacerta	1994	71,862	Panamax	Baumarine	$30,456
Lanikai	1988	68,676	Panamax	Baumarine	$26,980
Tonga	1984	66,798	Panamax	Baumarine	$23,829
Mostoles	1981	75,395	Panamax	Baumarine	$24,213
	24	1,750,473	10.4 years
Handymax
Alona	2002	48,640	Handymax	TC	$27,000	Prompt	May-07
Matira	1994	45,863	Handymax	TC	$25,750	Prompt	May-07
Hille Oldendorff	2005	55,566	Handymax	BB	$20,020	Jan-07	May-07
	3	150,069	6.3 years
Newbuildings
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
	2	150,000

Total Fleet	34	2,859,191	10.5 years
Notes:
1. For spot vessels the TCE rate is for the current voyage
2. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of February
3. The MV Maganari has been fixed in direct continuation at $18,400 per day for 12 months
4. The MV Hille Oldendorff is employed under a bareboat charter
5. The MV Conrad Oldendorff upon redelivery by previous charterers was renamed mv Mendocino
6. The MV Belmonte upon redelivery by previous charterers was renamed Padre
7. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

Conference Call and Webcast: March 01, 2007, at 10:00 a.m. EST

DryShips’ management team will host a conference call on Thursday, March 01, 2007, at 10:00 a.m. Eastern Time to discuss the Company’s financial results for the fourth quarter and year-end  2006 financial results.

 Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953 953-0329 (from the UK) or + (44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 869 2352 (from the US), 0(800) 694- 1449 (from the UK) or + (44) 1452 560 -304 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until March 8th, 2007. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 34 drybulk carriers comprising 5 Capesize, 24 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.8 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Company Contact:

Gregory Zikos

Chief Financial Officer

Dryships Inc.

Tel: 011-30-210-8090513

E-mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: February 28, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1  Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

2 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.